P.O. Box 2600
Valley Forge, PA 19482-2600

610-503-0211
paul_scott@vanguard.com

September 28, 2017

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard World Fund (the “Trust”) File No. 2-17620

Post-Effective Amendment No. 145 – Vanguard Global Wellington Fund and Vanguard Global Wellesley Income Fund (collectively the “Funds”)

Dear Ms. Larkin,

This letter responds to your comments provided on September 12, 2017, on the above referenced post-effective amendment.

Comment 1: Fund Names (Both Funds)

Comment: It is the Securities and Exchange Commission (“SEC”) staff’s position that under Rule 35d-1 a fund with “global” in the name should invest at least 40% of its assets in non-U.S. securities. Please add disclosure describing the extent each Fund invests in non-U.S. companies.

Response: We believe that the disclosure in the prospectus is consistent with SEC and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release for the Fund Names Rule, Rule 35d-1 under the Investment Company Act of 1940, IC-24828 (January 17, 2001), clarifies that the appearance of the term “global” or “international” in a fund's name does not trigger the 80% test of Rule 35d-1. The release notes that "[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." The SEC staff’s “Frequently Asked Questions About Rule 35d-1 (Fund Names Rule)” dated December 4, 2001, provides similar guidance in Question 10, citing the adopting release. As a result, we have also added the following disclosure to the section on “Market Exposure” for each Fund: “The allocation of the Fund’s investments in foreign equity securities and bonds is expected to include exposure to a number of different foreign countries.”

Comment 2:

Principal Risks (Both Funds)

Lisa N. Larkin, Esq. September 28, 2017 Page 2

Comment: Consider adding a separate line for each highlighted risk to make this section more reader friendly.

Response: We have added bullet points to the “Principal Risks” section in order to make this section more reader friendly.

Comment 3: Interest Rate Risk (Both Funds)

Comment: The flagged section on interest rate risks uses the term “average duration.” Please provide a plain English definition of “duration” and its relevance or indicate where this is already defined in the prospectus.

Response: The term “duration” is defined in the glossary to the prospectus along with an example of how it relates to interest rate changes.

Comment 4: Emerging Market Risk (Global Wellesley Income Fund)

Comment: You mention emerging markets in the table of foreign stock market returns in the Global Wellesley Income Fund prospectus. The summary prospectus should include a summary of the risks of emerging markets.

Response: The section of the prospectus to which your comment refers is a general section of the prospectus that discusses the risks of stock market investing generally, rather than emerging markets specifically. Both the prospectus and summary prospectus currently include in the Principal Risks section information about the risks of investing in a single county or region, including emerging markets, under the disclosure on “country/regional risk.”

Comment 5: Investment Process (Both Funds)

Comment: Pursuant to Item 9(b)(2) of Form N-1A, explain how the adviser decides which securities to sell.

Response: We have added the following disclosure to the section on “Security Selection” for Global Wellesley Income Fund: “The advisor will generally sell stocks when the target price is achieved, the fundamental outlook has changed, or more attractive investment alternatives have presented themselves.”

We have also added the following disclosure to the section on “Security Selection” for Global Wellington Fund: “The advisor will generally sell stocks when full value has been realized or the fundamental investment thesis is no longer valid.”

Comment 6: Derivatives (Both Funds)

Comment: The prospectuses state that each Fund may invest to a limited extent in derivatives. If derivatives are a principal investment strategy, add derivatives disclosure to the summary prospectus.

Lisa N. Larkin, Esq.
September 28, 2017

Response: The use of derivatives is not expected to be a principal investment strategy of either Fund so we have not added derivatives disclosure to the summary prospectus.

Comment 7: Indices (Global Wellesley Income Fund)

Comment: You indicated that you were unable to find references to certain of the component indices that constitute the Funds’ benchmarks, specifically, the FTSE Developed High Dividend Yield Index and the Bloomberg Barclays indices.

Response: The FTSE Developed High Dividend Yield Index is a custom index being developed by FTSE for Vanguard and is not publicly available. The Bloomberg Barclays Fixed Income Composite Index component of the benchmark for Global Wellesley Income Fund is comprised of the following components, followed by their tickers:

  80% Bloomberg Barclays Global Aggregate Credit Index (USD hedged) LGDRTRUH
  10% Bloomberg Barclays Global Aggregate Treasury Index (USD hedged) LGTRTRUH
  10% Bloomberg Barclays Global Aggregate Securitized Index (USD hedged) LGASTRUH

Note that access to a Bloomberg terminal is necessary to access these tickers.

Comment 8: Plain Talk About Bonds and Interest Rates (Both Funds)

Comment: The Global Wellesley Income Fund prospectus shaded box on “Plain Talk About Bonds and Interest Rates” includes a discussion of mortgage backed securities while the Global Wellington Fund prospectus does not include this discussion. Why are these sections different for the two Funds?

Response: We have added the discussion of mortgage backed securities to the “Plain Talk About Bonds and Interest Rates” disclosure in the prospectus for Global Wellington Fund.

Comment 9: Indices (Global Wellington Fund)

Comment: You indicated that, as in the case with the Global Wellesley Income Fund prospectus, you were unable to find references to certain of the component indices that constitute the Funds’ benchmarks, specifically, the Bloomberg Barclays indices.

Response: The Bloomberg Barclays Fixed Income Composite Index component of the benchmark for Global Wellington Fund is comprised of the following components, followed by their tickers:

  80% Bloomberg Barclays Global Aggregate Credit Index (USD hedged) LGDRTRUH

Lisa N. Larkin, Esq.
September 28, 2017

  10% Bloomberg Barclays Global Aggregate Treasury Index (USD hedged) LGTRTRUH
  10% Bloomberg Barclays Global Aggregate Securitized Index (USD hedged) LGASTRUH

Note that access to a Bloomberg terminal is necessary to access these tickers.

Comment 10: SAI—Brexit Disclosure

Comment: Consider whether it is necessary to include disclosure in the SAI about the risks of Brexit.

Response: The prospectuses for the Funds includes disclosure regarding “Country/Regional Risk,” which relates to “the chance that world events – such as political upheaval, financial troubles, or natural disasters – will adversely affect the value or liquidity of securities issued by companies in foreign countries or regions.” In IM Guidance Update 2016-02 (Mar. 2016), the SEC staff noted that appropriate methods of providing risk disclosure related to current events included updates to the prospectus, shareholder reports, or fund website. Previously, Vanguard has included disclosure regarding Brexit in shareholder reports. To the extent that the United Kingdom’s withdrawal from the EU may materially impact the Funds in the future, we would expect to include such disclosure in shareholder reports, or in an update to the prospectus. As a result, we respectfully decline to include such disclosure in the SAI at this time.

Please contact me at (610) 503-0211 with any questions or comments regarding the above response.

Thank you.

Sincerely,

/s/ Paul W. Scott
Paul W. Scott
Senior Counsel
The Vanguard Group, Inc.